CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Maria Gray

Secretary (Acting)

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or

CUSIP No. M8737E108

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

2,795,769 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

2,795,769 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,795,769

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

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14. TYPE OF REPORTING PERSON

IA (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,805,839

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

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14. TYPE OF REPORTING PERSON

HC (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,805,839

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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9.5%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,805,839

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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9.5%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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This Amendment No. 8 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on August 4, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 6, 2006 (“Amendment No. 1”), Amendment No. 2 filed on October 10, 2006 (“Amendment No. 2”), Amendment No. 3 filed on October 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 24, 2006 (“Amendment No. 4”), Amendment No. 5 filed on March 2, 2007 (“Amendment No. 5”), Amendment No. 6 filed on April 4, 2007 (“Amendment No. 6”) and Amendment No. 7 filed on May 17, 2007 (“Amendment No. 7, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $34.0 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts that are managed by Templeton Asset Management Limited (“TAML”), Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005, and the consequential delisting of the Ordinary Shares from The NASDAQ Global Select Market. The explanations publicly announced by the Issuer for its failure to file the financial statements did not allay these concerns. Accordingly, TAML, together with the other reporting persons, filed this Schedule 13D to provide TAML flexibility to explore appropriate action that it, alone or together with other shareholders in the Issuer, could take to better evaluate and ultimately rectify their concerns. Such actions may include engaging in discussions with

CUSIP No. M8737E108

the Issuer, members of its Board of Directors, its officers, shareholders and others.

On October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer (through counsel), the English translation of which is incorporated by reference herein as Exhibit E, demanding, among other things, that a shareholders meeting be held promptly.

On December 24, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer and certain counsel, the English translation of which is incorporated by reference herein as Exhibit F, demanding, among other things, that the Issuer exercise all its rights against officers of the Issuer, against members of the audit committee, against the Issuer’s internal auditor, against members of the board of directors and against any other person to recover the Issuer’s damages and losses incurred by their acts and omissions, among other things, as specified in the letter and in accordance with any other cause of action available to the Issuer pursuant to a contract or any law.

On March 28, 2007, counsel, on behalf of certain reporting persons, sent a letter to the Issuer’s counsel, the English translation of which is incorporated by reference herein as Exhibit G, responding to the Issuer’s Form 20-F filed with the SEC on March 20, 2007, and press release filed March 23, 2007. That press release stated, among other things, that the Issuer retained a financial advisor to assist it in pursuing strategic alternatives, including an equity investment, an infusion of working capital, or the purchase of the Issuer’s outstanding shares. The letter of March 28, 2007, among other things: (a) warned the Issuer, its controlling shareholders and directors not to adopt any steps not in the normal course of business, including steps that would affect the Issuer's capital and/or the structure of its capital and/or ownership of its shares and/or ownership of its controlling shareholders’ shares, without receiving the shareholders' consent before their completion; (b) demanded that in the event of a sale of the Issuer's and/or its controlling shareholders’ shares to any third party, such party give reasonable prior notice thereof and offer the reporting persons the opportunity to sell their shares on the same terms; and (c) stated that if the Issuer continued to act without informing the shareholders and considering the interests of all shareholders, the reporting persons would adopt legal measures to preserve the rights and interests of all shareholders. Counsel for the Issuer responded in a letter dated April 22, 2007, a copy of which is attached hereto as Exhibit H, rejecting all facts, claims and demands made in the letter of March 28, 2007.

On April 29, 2007, counsel for certain of the reporting persons sent a letter to the Issuer, a copy of which is incorporated by reference herein as Exhibit I, demanding that the Issuer file an action against Zvi Rosenthal, Vice President of the Issuer between 2001 and 2005, for misuse of inside information and breach of fiduciary duty to the Issuer. The demand arose out of criminal proceedings instituted by the SEC against Mr. Rosenthal and others for conspiring to commit securities fraud as a result of Mr. Rosenthal tipping his sons with confidential information concerning the Issuer, to which Mr. Rosenthal pled guilty, and a subsequent civil suit filed by the SEC against Mr. Rosenthal and others in federal district court arising out of the same actions. The letter also demanded that the Issuer file an action against its officers whose actions and omissions enabled Mr. Rosenthal to so

CUSIP No. M8737E108

misuse inside information.

On May 10, 2007, counsel for certain of the reporting persons filed in the District Court in Tel Aviv Jaffo (the “District Court”) an Opening Motion, a copy of which is incorporated by reference herein as Exhibit J, asking the court to declare that the Issuer’s affairs are being conducted in a manner that oppresses the minority shareholders, and among other things, to order the Issuer and certain of its affiliates to: (a) provide to the shareholders the information to which they are entitled under law and the Issuer’s articles of incorporation, including the Issuer’s books, the findings of the independent examiner appointed by the Issuer’s audit committee (the “independent examiner”) to examine its affairs, the Issuer’s agreements with the Blackstone Group, invitations to make offers to purchase the Issuer or its assets and any such offers received by the Issuer; (b) permit the minority shareholders to appoint a representative on the Issuer’s board of directors and require that any resolution passed by the directors also be approved by the independent directors; (c) amend the Issuer’s articles of association to require court approval before the Issuer issues securities or its controlling shareholders may sell their shares; (d) allow the minority shareholders to sell their shares under the same conditions offered to the controlling shareholders; and (e) appoint a permanent Special Administrator (in addition to a Special Temporary Administrator as described below) to ensure that the Issuer’s affairs are no longer conducted by oppressive means. On the same date, counsel also filed a motion in the District Court, a copy of which is incorporated by reference herein as Exhibit K, requesting that the court, among other things: (a) appoint a Special Temporary Administrator authorized to demand and receive from the Issuer, and to make copies of, any information relating to the Issuer’s affairs held by the Issuer or anyone on its behalf, all documents relating to the Issuer’s ongoing management and bookkeeping, and information regarding engagements the Issuer is about to carry out with third parties, and to report to the court information necessary to prevent further oppression of the minority shareholders; and (b) instruct the Issuer to order the independent examiner to put its findings and conclusions in a written report as soon as possible, and to immediately forward such report to the Special Temporary Administrator.

On May 27, 2007, counsel, on behalf of certain reporting persons, sent two letters to the Issuer’s counsel, the English translations of which are attached hereto as Exhibits L and M. One letter states, among other things, that the proposed merger of the Issuer into a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”) is in fact a tender offer subject to approval by the Issuer’s internal audit committee and board of directors, in each case without the directors that have a personal interest in the proposed transaction, and by 95% of the Issuer’s shareholders in a general meeting, including approval by a third of the shareholders without an interest in the transaction. The letter states that the Issuer’s directors have not followed appropriate corporate governance procedures for approving the transaction because of their personal interest in it, and that as a result the transaction is void. The letter also stated that such reporting persons intend to apply to the District Court to obtain a decision that the proposed transactions between the Issuer and Sun are void. The second letter requests that the Issuer produce to such counsel, among other things, certain documents relating to the proposed transactions between the Issuer and

CUSIP No. M8737E108

Sun, proposals submitted to the Issuer other than Sun’s, agreements between the Issuer and the Blackstone Group, offers for proposals sent by the Issuer or the Blackstone Group on its behalf, fairness and other opinions obtained in connection with the Issuer’s proposed transactions with Sun, documents relating to the appointment and findings of the independent examiner, employment agreements and resignation letters of the Issuer’s senior vice president and chief financial officer and certain other employees and documents relating to the Issuer’s delisting from the NASDAQ stock market.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares in one or more transactions. The Investment Management Subsidiaries have purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 2,805,839 shares of Ordinary Shares of the Issuer (the “Securities”), representing 9.5% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal

CUSIP No. M8737E108

policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that FRI and the Principal Shareholders may be deemed to beneficially own and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,795,769
Franklin Advisers, Inc.:	10,070

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0

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Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,795,769
Franklin Advisers, Inc.:	10,070

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the clients of the Investment Management Subsidiaries is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A:	Executive Officers and Directors of Reporting Persons

Exhibit B:	Transactions in the Past 60 Days

Exhibit C:    Joint Filing Agreement, dated as of August 4, 2006, incorporated by reference to the Original Schedule 13D

Exhibit D:        Powers of Attorney, incorporated by reference to Exhibit D of Amendment No. 7

Exhibit E:      Letter, dated October 18, 2006, sent by Counsel, on Behalf of Certain Reporting Persons to the Issuer, incorporated by reference to Amendment No. 3

Exhibit F:        Letter, dated December 24, 2006, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 4

Exhibit G:        Letter, dated March 28, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 6

Exhibit H:        Letter, dated April 22, 2007, Sent to Counsel of Certain Reporting Persons on Behalf of the Issuer, incorporated by reference to Amendment No. 7

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Exhibit I:          Letter dated April 29, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 7

Exhibit J:           Opening Motion Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices) , incorporated by reference to Amendment No. 7

Exhibit K:          Urgent Motion for the Appointing of a Special Temporary Administrator Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices), incorporated by reference to Amendment No. 7

Exhibit L:          Letter dated May 27, 2007, Re: Opening Motion 585/07 Franklin Advisers, Inc. v. Taro Pharmaceutical Industries Ltd., Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons

Exhibit M:         Letter dated May 27, 2007, Re: Voidance of the Transactions between Taro Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries Ltd., Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2007

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:        /s/ Maria Gray

Maria Gray

Secretary (Acting) of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney filed as Exhibit D to Amendment No. 7

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney filed as Exhibit D to Amendment No. 7

TEMPLETON ASSET MANAGEMENT

LTD.

By:        /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	180 Riverside Drive, Apt. 5F New York, NY 10024
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	NEA 1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting, LLC 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	704 Murphy Drive San Mateo, CA 94402

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Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 5th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

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Kenneth A. Lewis	Senior Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	Co-CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
Mark Banks Browning (British Citizen)	Co-CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
Gregory E. McGowan	Director, TAML	Franklin Templeton Companies LLC 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Wai Kwok Tom Wu (British National (Overseas)), -Hong Kong)	Director, TAML	Templeton Asset Management Ltd. 17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Timothy S. Stearns	Chief Compliance Officer	Franklin Templeton Companies LLC 500 E. Broward Blvd. Ft. Lauderdale, FL 33394

CUSIP No. M8737E108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent of TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. M8737E108

EXHIBIT B

TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a sale by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
5/4/2007	12,982	6.1849

CUSIP No. M8737E108

EXHIBIT L

[Letterhead of Gornitzky & Co.]

[Informal translation of the Hebrew original]

To:	May 27, 2007

Mr. Dror Vigdor, Adv.

Ms. Orna Sasson, Adv.

Yigal Arnon & Co., Advocates

1 Azrieli Center

Tel Aviv 67021

By Registered Mail and by Facsimile
Without Prejudice

Dear Colleagues,

Re: Opening Motion 585/07 Franklin Advisers, Inc. v. Taro Pharmaceutical Industries Ltd. (Scheduled for 5/7/2007)

We are writing to you on behalf of our clients, Franklin Advisers Inc. and Templeton Asset Management Ltd. with regard to the above mentioned matter, as follows:

1.

Your clients, the Respondents to the abovementioned Opening Motion, are hereby requested to disclose in an affidavit drawn up and legalized pursuant to the Civil Law Procedure Regulations – 1984 (hereinafter "the Regulations") all the documents pertaining to the above mentioned claim of action which are in their possession or were in their possession or control and/or which were located by them after inquiry and demand and to make the above mentioned documents available for review, copy and/or recording of in their original form including but not limited to copies of forms, letters, memoranda, photographs, reports, recordings (as well as transcribes), notes, minutes, summaries of meetings, electronic mail correspondence and/or any other document relating to the subject in question.

2.

Without derogating from the generality of the aforesaid in section 1 above, and in order to expedite the disclosure of documents procedure, your clients are required to disclose within 7 days of this demand, inter alia pursuant to the provisions of Regulation 114 of the Regulations, in an affidavit drawn up according to the law, for copy and recording (of the original) the specific documents including of course correspondence made in the electronic media and by electronic mail etc., the following:

2.1

All the agreements and/or memoranda and/or letters of understanding (including their appendices) between Taro Pharmaceutical Industries Ltd. (hereinafter "Taro") and /or any of the other Respondents and/or anyone on their behalf and Sun Pharmaceutical Industries Ltd. (hereinafter "Sun") and/or anyone on its behalf including any document connected to the series of these transactions and/or these outlines and/or the future merger transaction and/or purchase of Taro shares (directly or indirectly) and/or the purchase of control or rights of Taro and/or loans to Taro and or convertible loans to Taro and/or warrants, including in particular:

2.1.1	With regard to the allotment of shares of Taro to Sun (which is invalid according to our clients);

2.1.2	With regard to the future merger (if it becomes possible) between Taro and Sun and/or any other entity on its behalf;

2.1.3	With regard to the alternative possibility of acquiring control by Sun including by means of a tender offer to be made if the merger is not completed or in any other case (if it becomes possible);

2.1.4

With regard to the controlling shareholders' undertaking to sell all their shares to Sun if the merger process is not completed, including any consent and/or understanding and/or letter on this matter;

2.1.5	With regard to voting agreements;

2.1.6	With regard to indemnification and/or insurance agreements between Sun and the directors of the company and/or officers of the company and/or its controlling shareholders;

2.1.7

Concerning any other matter relating to the series of these transactions and/or outlines, including all the agreements, understandings and memoranda directly and/or indirectly connected to these transactions in the aggregate and/or each of them separately, all in complete form including their appendices and their accompanying letters of understanding.

CUSIP No. M8737E108

2.2

All the minutes of the meetings and votes which took place in Taro's board of directors and committees of the board of directors relating to the matters specified in section 2.1 above including discussions, votes and approvals of these matters as well as documentation of those present and voting in these meetings.

2.3

All the proposals submitted to Taro and/or any of the other Respondents concerning the other potential transactions instead of the transaction with Sun including any transaction for capital restructure of the company and/or allotment and/or sale of control of Taro and/or sale of the parts of control of Taro and/or any outline or framework of these transactions which did not reach a state of completion and any minutes of these meetings which took place in the board of directors and committees of the board of directors with regard to these proposals, if they took place.

2.4

All the agreements including contracts between Taro and the Blackstone Group reported, inter alia, in the filing of the company in its website on March 20, 2007 including and not limited to the minutes of the board meeting approving the agreement with the Blackstone Group and the recommendations and/or conclusions of the Blackstone Group.

2.5

The form of the offer for proposals published and/or sent by Taro and/or any of the other Respondents and/or the Blackstone Group to purchasers and/or potential offerors required to submit their offers by March 31, 2007 according to the company's reports.

2.6

All the correspondence and/or agreements and/or contracts and/or findings with/of the Jenner & Block LLP law firm which was appointed as an independent examiner for review of the misleading reports in the financial statements of the company including the findings of the independent examiner.

2.7

The opinions given by Merrill Lynch, Pierce, Fenner & Smith Incorporated and/or any other entity in connection with the agreements executed with Sun, including but not limited to the opinion on the fairness of the merger reported in the company's filing published in its website on March 20, 2007 and including the opinions given, if given, regarding the fairness of the allotment of the shares and the option granted to Sun.

2.8

All the documents relating to the request of Taro's auditors that the internal audit committee of the company appoint an independent examiner to examine the circumstances relating to the need to restate the financial statements of the company, pursuant to the company's filing of August 29, 2006.

2.9

All the documents relied upon and/or mentioned by the independent examiner when it determined that two senior managers of the company's finance team caused the company to provide misleading reports to the NASDAQ stock market and to the auditors of the company, as transpires from the company's filing of October 30, 2006.

2.10

All the correspondence and/or agreements and/or contracts with AlixPartners which according to the company's filing of October 30, 2006 was appointed to assist Taro after the publication of the report of the independent examiner.

2.11

The employment agreements and letters of resignation of Mr. Kevin Conley, senior vice president and CFO of Taro and the other member of the finance management team of Taro who resigned according to the company's filing of October 30, 2006.

2.12

All the correspondence with the NASDAQ stock market prior to the delisting of Taro and any subsequent correspondence including all correspondence and/or memoranda and/or documents sent to the NASDAQ stock market in connection with the findings stipulated in the independent examiner's report pursuant to the company's filings of September 13, 2006, October 5, 2006, October 20, 2006 and October 30, 2006 and Taro's applications to the NASDAQ stock market with regard to the renewed listing of Taro shares for trade on the NASDAQ stock market, if any such applications were made.

2.13

The minutes of the general meeting of the company of December 6, 2006 including the results of the vote (and a breakdown of the votes) with regard to each of the resolutions put to the vote at the general meeting.

3.

The disclosure and review of the above mentioned documents are urgently required by the Petitioners in order to prepare themselves for the hearing scheduled for July 5, 2007 and in particular in view of the contents of the preliminary response of the Respondents filed with the District Court on May 21, 2007 which reveals that many more details are hidden than those which have been disclosed in the company's reports.

4.

In this context and in order to prevent allegedly innocent claims to the effect that there is no justification for the transfer of the information, it is hereby clarified that the disclosure and review mentioned above are required, in particular, in view of the Respondents' conduct. For a considerable length of time the Respondents have refrained from accurate reporting to the shareholders and have submitted partial, incomplete and misleading reports which led to the filing of the opening motion which is the subject of this letter.

5.

Unfortunately, although it does not come as a surprise, this deficient and scandalous conduct was repeated in the report of Taro concerning the transaction with Sun as it was published on May 20, 2007 on the company's website. In this context, we wish to refer to the affidavit of Advocate Patrick Ellis filed with the court on May 21, 2007. It transpires from the

CUSIP No. M8737E108

affidavit that the company's filing of May 20, 2007 is incomplete, partial, deficient and misleading with regard to the agreement with Sun and this includes the following:

5.1

Whereas Taro reported that Sun had transferred to the company 45 million dollars against an allotment of 7.5 million shares, the material fact that the allotment was a private allotment for the price of $6 per share was omitted from the report. Furthermore, the above mentioned report did not state that Sun received an option to acquire an additional 7.5 million shares for the price of $6 per share over a period of three years. As a result of the private allotments which involved a personal interest, the holdings of the company shareholders were diluted in an unfair manner.

5.2	Taro did not clarify that the capital transferred to the company is much more than the sum required by Taro for the payment of its forthcoming debts amounting to 15 million dollars.

5.3

Taro stated in the contents of the filing and in the heading of the filing that the transaction involved is worth 454 million dollars. However this filing does not stipulate the facts of the matter. In fact, Sun shall purchase Taro for a sum of only 230 million dollars (subject to the merger transaction being approved). Furthermore even if the merger transaction is approved, the value of the transaction cannot be based on the combined amount of capital required to buy back all the shares held by the public together with the value of the company's debts (estimated to be a total sum of 224 million dollars according to Taro's report).

5.4

Taro did not report that if the merger transaction is not approved by the shareholders then Sun shall perform the tender offer of the shares and that the Respondents and/or any of them have made an undertaking to sell their holdings of Taro shares to Sun.

5.5	Taro did not report that Respondent No. 2, Dr. Barrie Levitt, is not selling his shares in Taro to Sun but instead the holdings in Respondent No. 7 which holds Taro shares.

5.6	The transaction of the allotment of shares of Taro to Sun and the merger transaction are connected and related transactions.

6.

It is clear to all that deficient, partial and incomplete reporting misleads the shareholders with regard to the essence of the transaction presented to them. On May 21, 2007 and after the affidavit of Advocate Ellis had already been filed with the court, Taro amended the filing in the company's website and added part of the missing reports but the picture remains incomplete.

7.

This conduct illustrates how the Respondents continue to use the same methods and that they have no intention of amending their ways. Consequently our clients are unable to rely on your clients having disclosed to their shareholders the true facts and figures. Your clients are therefore requested to respond to the requests for discovery of documents in an affidavit drawn up according to the law and to enable review of the documents without delay and pursuant to the dates stipulated in the Regulations.

8.

If according to your clients' claim the delivery of the documents for review causes the disclosure of any information which is internal and confidential for the purposes of the company's affairs (it is hereby noted that already at this stage the grounds of such claim are unclear), our clients are willing, at this stage and in order to facilitate and expedite the proceedings, and without derogating from their right to request review of the full version of the documents, to receive the documents for review after the confidential data has been deleted in the documents, until a different decision has been made

9.

It is hereby clarified, although this is not required, that the discovery and review of documents procedure is recognized and possible in the framework of a claim of action filed by way of an opening motion (see civil appeal 6926/93 Israel Dockyards v. the Electricity Company Ltd. P"D 48 (3) p. 749 paragraph 59 of the ruling).

10.

This letter does not derogate from the claims and/or rights of our clients against your clients in connection with this matter and/or any other matter including their right to request and receive additional documents.

Yours sincerely,

Pinhas Rubin, Adv.

CUSIP No. M8737E108

EXHIBIT M

[Letterhead of Gornitzky & Co.]

[Informal translation of the Hebrew original]

To:	May 27, 2007

Mr. Dror Vigdor, Adv.

Ms. Orna Sasson, Adv.

Yigal Arnon & Co., Advocates

1 Azrieli Center

Tel Aviv 67021

By Registered Mail and by Facsimile
Without Prejudice

Dear Colleagues,

Re: Voidance of the Transactions between Taro Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries Ltd.

We are writing to you on behalf of our clients, Franklin Advisers Inc. and Templeton Asset Management Ltd. with regard to the above mentioned subject, as follows:

1.

It transpires, inter alia, from the filings made by Taro Pharmaceutical Industries Ltd. (hereinafter "Taro" or "the Company") on May 20, 2007 and May 21, 2007 and from the preliminary response of the Company filed with the court on May 21, 2007 in the framework of civil motion no. 10792/07 (hereinafter "the Preliminary Response") that Taro and or its controlling shareholders and/or subsidiaries of Taro signed a series of agreements with Sun Pharmaceutical Industries Ltd. (hereinabove and hereinafter "Sun") and/or an entity on its behalf. As stipulated in section 21 of the Preliminary Response, this series of alleged and invalid agreements include, inter alia, an alleged private (and diluting) allotment of shares to Sun (for a low price and which oppresses the Company's shareholders), the alleged grant of an option for an additional allotment of shares (which shall dilute the existing shareholders) over a period of three years (for an even lower economic value and at a higher diluting rate), an alleged merger transaction between a subsidiary of Sun and Taro (which is in fact a full tender offer subject to the approval of 95% of the shareholders in the general meeting) and an alleged undertaking of the controlling shareholders to sell control of Taro to Sun and/or an entity on its behalf if the "merger transaction" is not approved.

2.

A review of the Company's reports (which were incomplete and misleading in our view, as stipulated in the affidavit of Advocate Patrick Ellis of May 21, 2007) and the Preliminary Response reveals that this series of alleged agreements and the intended method of the approval of each agreement involve structural and fundamental mistakes with regard to the conception of the transaction and the corporate governance which should apply to the Company and the manner of obtaining the required approvals. Theses serious mistakes go to the heart of the matter and lead to the voidance of these transactions, all (or alternatively part of them) and this includes the voidance of the alleged allotment of shares to Sun and its becoming null.

3.	We shall set forth below some of the grounds for the voidance of the series of agreements (this is a preliminary and non exhaustive list).

4.

The controlling shareholders who act as directors and/or any person acting on their behalf on the Company's board of directors have (a very strong) personal interest, inter alia, in view of their own private interests in these transactions. From the Company's reports on this matter it becomes apparent that there is a serious concern that the board of directors which decided on the matter (without the internal audit committee) had a personal interest and did not act as required by appropriate corporate governance, inter alia, pursuant to section 278 of the Companies Law – 1999 (hereinafter "the Companies Law"). As stipulated above, it is apparent from the Company's reports that there were defects and mistakes which go to the heart of the matter and lead to the voidance of the resolutions ab initio.

5.

Furthermore, in this state of affairs and as required inter alia by sections 270(4) and 275 of the Companies Law, the Company should have passed the resolutions by each of the Company's institutions, i.e. the resolutions should have been passed by the Company's internal audit committee (without the directors who have a personal interest) and subsequently by the Company's board of directors (without the directors who have a personal interest) and then by the Company's general meeting of shareholders (which includes approval of the transaction by "a third without an interest"). These approvals are required with regard to each of the relevant agreements (which together constitute elements of one transaction). It is clear from the Company's reports that there were a number of defects and faults which go to the heart of the matter and lead to the voidance of the resolutions ab initio.

6.

We wish to add that the "merger transaction" is not in fact a merger transaction. It is in fact a tender offer for all intents and purposes in "the costume of a merger" in order to avoid the required majority and the necessary procedures for the purpose of the approval of the tender offer in accordance with the law. As such and in the absence of relevant exemptions or exceptions, the tender offer should be performed pursuant to the provisions stipulated in the Companies Law and the required approvals should be obtained and in particular as stipulated in the provisions of Section A of chapter 3 of Part 8 of the Companies Law.

CUSIP No. M8737E108

The intention of the Company to act pursuant to provisions which are more convenient to the controlling shareholders of the Company cannot validate the transaction and it is void.

7.

Finally, the described outline constitutes oppression and deprivation of the shareholders' rights and therefore it is also void. We shall elaborate: the private allotment of 7.5 million shares is for a low and unfair price of $6 per share and therefore results in an unfair dilution of the minority shareholders; Sun was granted an option for an allotment of an additional number of 7.5 million shares for a future (low and unfair) fixed price of $6 per share which shall result in a further and unfair dilution of the minority shareholders. At the same time Sun itself stated that in its view the fair price is much higher ($7.75 per share, as offered by Sun in the tender offer). Our clients are of the view that even the price of $7.75 does not reflect the fair value of the Company.

8.

This outline which lacks all economic sense was intended to be a "whip" against the shareholders in order to give them an incentive to approve the merger agreement (which is in fact a tender offer). Thus, whether Sun exercises the option prior to the vote on the "merger" or whether it retains the right to exercise the option after the vote, the minority shareholders shall know that if the attempt of Sun for a full takeover of Taro is unsuccessful and Sun becomes the new controlling shareholder of the Company with minority shareholders (including our clients), then the latter shall be even more diluted and deprived of their rights (up to 40% of their holdings in the Company).

9.

The shareholders are required to approve of all the above by means of a vote without having all the required information including the financial figures for the year of 2006 and the first quarter of the year of 2007 although the controlling shareholders are acquainted with this data and the figures have been presented to the purchaser.

10.

In this context we shall add that contrary to the filing of the Company to the effect that the controlling shareholders are not entitled to preferential terms, in fact there is real and strong discrimination in favor of the controlling shareholders of the Company who instead of selling their shares in the Company to Sun are selling (or part of them are selling) a private company in their control (and the tax owed by the company) which holds shares of the Company. This striking and significant advantage works in favor of the controlling shareholders and increases the personal interest of the controlling shareholders who are members of the Company's board of directors.

11.

The defects stipulated above constitute only part of all the defects involved. They are sufficient to lead to the total voidance of the resolutions, the agreements and the allotments. These defects, separately and in the aggregate, cannot be corrected retrospectively.

12.

As we have already informed you, including in the course of the hearing of May 21, 2007 before the honorable District Court, our clients intend to apply to the court in the near future in order to obtain a decision on the voidance of the resolutions, agreements and the allotment. If you have reasons and explanations which may convince our clients and change their opinion, they shall be willing to reconsider their position. However, so far and in view of the contents of the Company's reports, we believe that such answers are not to be found.

13.

Without derogating from any existing and /or parallel demand, our clients request copies of the documents executed by Sun and your clients and/or between your clients and themselves with regard to these agreements and the minutes of the board meetings which discussed these agreements and approved them and the series of agreements.

14.

This letter and/or that which is not stipulated herein shall not constitute an admission and/or consent and this letter and/or that which is not stipulated herein shall not derogate and/or make redundant the claims and/or rights and/or remedies of our clients and the above are hereby reserved. Our clients reserve all their rights to add and to raise any additional claim against the series of transactions and/or any components thereof and/or the manner of their approval etc.

Yours sincerely,

Pinhas Rubin, Adv.	Dr. Yael Aridor Bar-Ilan, Adv.	Kfir Yadgar, Adv.

Cc. Advocates Yoav Rasin and Aaron Lampert – Counsel for Sun